Mail Stop 4561

November 16, 2007

John A. Bardis
President and Chief Executive Officer
MedAssets, Inc.
100 North Point Center East
Suite 200
Alpharetta, GA 30022

>   **Re:**   **MedAssets, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed November 7, 2007**
>   **File No. 333-145693**

Dear Mr. Bardis:

We have reviewed your amended filing and have the following comments regarding your financial statements and related disclosure. Please note that any legal comments relating to your registration statement and related disclosure will be sent under a separate cover letter.

Form S-1/A filed on November 7, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 55

1.   We note your response to prior comment number 3 with respect to your valuation methodology for the underlying fair value of your common stock in September 2007. Please address the following additional questions with respect to your response:

- Please further clarify why you believe it is appropriate to use the pre-dividend value of your common stock less the impact of a special dividend to value your common stock as of September 2007. In this regard, explain why you believe the methodology being followed to determine the underlying value of your common stock is more appropriate than performing a separate post-dividend valuation. Please explain how this calculation takes into account all

John A. Bardis
MedAssets, Inc.
November 16, 2007
Page 2

        factors that would impact the value of your stock, such as the fact that you are closer to a liquidity event in September 2007 as opposed to July 2007.

- We note that the estimated mid-point of your IPO range is significantly higher than the estimated fair value of your common stock as of September 2007. Please clarify how you have determined that the value of your common stock increased significantly from October 2007 as opposed to gradually from July 2007. Explain the events that occurred in October and November 2007 that caused the significant increase in the value of your common stock.

Use of Non-GAAP Financial Measure, page 62

2.   Your response to prior comment number 4 states, in part, that Adjusted EBITDA is the primary measure used to gauge segment operating performance and profitability by your board of directors and management. Please explain why you do not report this measure as your segment profit/loss measure in conformity with paragraphs 29 through 31 of SFAS 131. We refer you to question 18 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

***

If you have questions regarding comments on the financial statements or related matters, please contact Morgan Youngwood at (202) 551-3479 or Chris White at (202) 551-3461. Please contact Katherine Wray at (202) 551-3483 with any other questions. If you require further assistance you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (212) 728-8111
      Steven J. Gartner, Esq.
      Morgan D. Elwyn, Esq.
      Wilkie Farr & Gallagher LLP
      Telephone: (212) 728-8000